Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

											Nine Months				Twelve Months
											Ended				Ended
	Years Ended December 31,										September 30,				September 30,
	2002		2003		2004		2005		2006		2006		2007		2007
	(Dollars in thousands)

Net (loss) income	$(24,958)		$(22,168)		$24,219		$47,470		$45,232		$38,026		$42,147		$49,353
Income tax (benefit) expense	(12,434)		(12,338)		11,764		35,488		35,753		29,093		34,356		41,016
Fixed charges	139,376		126,245		116,409		137,889		171,686		125,350		165,463		211,799

Earnings	101,984		91,739		152,392		220,847		252,671		192,469		241,966		302,168

Interest expense, net	94,061		77,350		64,425		80,345		109,806		79,206		115,909		146,509
Rents under leases representative of an interest factor (1/3)	45,315		48,895		51,984		57,544		61,880		46,144		49,554		65,290
Preferred dividends	0		0		0		0		0		0		0		0

Fixed charges	139,376		126,245		116,409		137,889		171,686		125,350		165,463		211,799

Ratio of earnings to fixed charges(2)	0.7	x	0.7	x	1.3	x	1.6	x	1.5	x	1.5	x	1.5	x	1.4x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2002 and 2003, earnings were insufficient to cover fixed charges by $37.4 million and $34.5 million, respectively.